As filed with the Securities and Exchange Commission on June 14, 2022

File No. 812-14601

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

APPLICATION FOR AN ORDER TO AMEND A PRIOR ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1 UNDER THE 1940 ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) and 57(a)(4) OF THE 1940 ACT

54TH STREET EQUITY HOLDINGS, INC., FBLC FUNDING I, LLC, BDCA-CB FUNDING, LLC, Franklin BSP Lending Corporation, Franklin BSP Capital Corporation, FBLC 57th Street Funding LLC, FBLC Senior Loan Fund LLC, BDCA SLF Funding, LLC, Benefit Street Partners Capital Opportunity Fund II L.P., Benefit Street Partners Capital Opportunity Fund II SPV-1 LP, Benefit Street Partners Capital Opportunity Fund L.P., Benefit Street Partners Capital Opportunity Fund SPV LLC, Benefit Street Partners Dislocation Fund (Cayman) Master L.P., Benefit Street Partners Dislocation Fund L.P., Benefit Street Partners Senior Secured Opportunities (U) Master Fund (Non-US) L.P., Benefit Street Partners Senior Secured Opportunities Fund L.P., Benefit Street Partners Senior Secured Opportunities Master Fund (Non-US) L.P., Benefit Street Partners Debt Fund IV (Non-US) SPV L.P., Benefit Street Partners Debt Fund IV 2019 Leverage (Non-US) SPV L.P., Benefit Street Partners Debt Fund IV 2019 Leverage SPV L.P., Benefit Street Partners Debt Fund IV L.P., Benefit Street Partners Debt Fund IV Master (Non-US) L.P., Benefit Street Partners Debt Fund IV SPV L.P., Benefit Street Partners SMA LM LP, Benefit Street Partners SMA-C Co-Invest L.P., BSP Coinvest SMA-H LLC, BSP Debt Fund V LP, BSP Debt Fund V Master (Non-US) LP, Benefit Street Partners SMA-C II L.P., Benefit Street Partners SMA-C II SPV L.P., Benefit Street Partners SMA-C L.P., Benefit Street Partners SMA-C SPV L.P., Benefit Street Partners SMA-K L.P., Benefit Street Partners SMA-K SPV LP, Benefit Street Partners SMA-L L.P., Benefit Street Partners SMA-O L.P., Benefit Street Partners SMA-T L.P., Benefit Street Partners Special Situations Fund II (Cayman) L.P., Benefit Street Partners Special Situations Fund II L.P., BSP Coinvest SMA-N L.P., BSP Coinvest Vehicle 1 LP, BSP Coinvest Vehicle 2 L.P., BSP Coinvest Vehicle K LP, BSP Levered Non-US Master SOF II (Senior Secured Opportunities) Fund L.P., BSP Levered US SOF II (Senior Secured Opportunities) Fund L.P., BSP Senior Secured Debt Fund (Non-US) SPV-1 LP, BSP Senior Secured Debt Fund SPV-1 LP, BSP SMA-T 2020 SPV L.P., BSP SOF II Cayman SPV-21 LP, BSP SOF II SPV Cayman LP, BSP SOF II SPV LP, BSP SOF II SPV-21 LP, BSP Special Situations Master A L.P., BSP Special Situations Master B L.P., BSP Unlevered Lux SOF II (Senior Secured Opportunities) Fund ScSP, BSP Unlevered Non-US Master SOF II (Senior Secured Opportunities) Fund L.P., FBCC Lending I, LLC, Landmark Wall SMA L.P., Landmark Wall SMA SPV L.P., Providence Debt Fund III (Non-US) SPV L.P., Providence Debt Fund III L.P., Providence Debt Fund III Master (Non-US) L.P., Providence Debt Fund III SPV L.P., BSP Credit Solutions Master Fund, L.P., BSP Middle Market CLO 1, LLC, Benefit Street Partners L.L.C., BSP CLO Management LLC, Franklin BSP Capital Adviser L.L.C., Franklin BSP Lending Adviser, L.L.C., FRANKLIN BSP PRIVATE CREDIT FUND.

9 West 57th Street, Suite 4920

New York, New York 10019

(212) 588-6770

All Communications, Notices and Orders to:

Richard J. Byrne

Benefit Street Partners L.L.C.

9 West 57th Street, Suite 4920

New York, New York 10019

(212) 588-6770

Copies to:

Thomas J. Friedmann

Matthew J. Carter

Jonathan H. Gaines

Dechert LLP

One International Place, 40th Floor

100 Oliver Street

Boston, MA 02110-2605

(617) 728-7120

June 14, 2022

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

54TH STREET EQUITY HOLDINGS, INC.,

FBLC FUNDING I, LLC,

BDCA-CB FUNDING, LLC,

Franklin BSP Lending Corporation,

Franklin BSP Capital Corporation,

FBLC 57th Street Funding LLC, FBLC

Senior Loan Fund LLC, BDCA SLF

Funding, LLC, Benefit Street Partners

Capital Opportunity Fund II L.P.,

Benefit Street Partners Capital

Opportunity Fund II SPV-1 LP, Benefit

Street Partners Capital Opportunity

Fund L.P., Benefit Street Partners

Capital Opportunity Fund SPV LLC,

Benefit Street Partners Dislocation

Fund (Cayman) Master L.P., Benefit

Street Partners Dislocation Fund L.P.,

Benefit Street Partners Senior

Secured Opportunities (U) Master Fund

(Non-US) L.P., Benefit Street Partners

Senior Secured Opportunities Fund

L.P., Benefit Street Partners Senior

Secured Opportunities Master Fund

(Non-US) L.P., Benefit Street Partners

Debt Fund IV (Non-US) SPV L.P., Benefit

Street Partners Debt Fund IV 2019

Leverage (Non-US) SPV L.P., Benefit

Street Partners Debt Fund IV 2019

Leverage SPV L.P., Benefit Street

Partners Debt Fund IV L.P., Benefit

Street Partners Debt Fund IV Master

(Non-US) L.P., Benefit Street Partners

Debt Fund IV SPV L.P., Benefit Street

Partners SMA LM LP, Benefit Street

Partners SMA-C Co-Invest L.P., BSP

Coinvest SMA-H LLC, BSP Debt Fund V LP,

BSP Debt Fund V Master (Non-US) LP,

Benefit Street Partners SMA-C II L.P.,

Benefit Street Partners SMA-C II SPV L.P.,

Benefit Street Partners SMA-C L.P.,

Benefit Street Partners SMA-C SPV

L.P.,Benefit Street Partners SMA-K L.P.,

Benefit Street Partners SMA-K SPV LP,

Benefit Street Partners SMA-L L.P.,

Benefit Street Partners SMA-O L.P.,

Benefit Street Partners SMA-T L.P.,

Benefit Street Partners Special

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APPLICATION FOR AN ORDER TO AMEND A PRIOR ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1 UNDER THE 1940 ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) and 57(a)(4) OF THE 1940 ACT

Situations Fund II (Cayman) L.P.,

Benefit Street Partners Special

Situations Fund II L.P., BSP Coinvest

SMA-N L.P., BSP Coinvest Vehicle 1 LP, BSP

Coinvest Vehicle 2 L.P., BSP Coinvest

Vehicle K LP, BSP Levered Non-US

Master SOF II (Senior Secured

Opportunities) Fund L.P., BSP Levered

US SOF II (Senior Secured

Opportunities) Fund L.P., BSP Senior

Secured Debt Fund (Non-US) SPV-1 LP, BSP

Senior Secured Debt Fund SPV-1 LP, BSP

SMA-T 2020 SPV L.P., BSP SOF II Cayman SPV-

21 LP, BSP SOF II SPV Cayman LP, BSP SOF II

SPV LP, BSP SOF II SPV-21 LP, BSP Special

Situations Master A L.P., BSP Special

Situations Master B L.P., BSP Unlevered

Lux SOF II (Senior Secured

Opportunities) Fund ScSP, BSP

Unlevered Non-US Master SOF II (Senior

Secured Opportunities) Fund L.P., FBCC

Lending I, LLC, Landmark Wall SMA L.P.,

Landmark Wall SMA SPV L.P.,

Providence Debt Fund III (Non-US) SPV

L.P.,Providence Debt Fund III L.P.,

Providence Debt Fund III Master (Non-

US) L.P., Providence Debt Fund III SPV

L.P., BSP Credit Solutions Master Fund,

L.P., BSP Middle

Market CLO 1, LLC, Benefit Street

Partners L.L.C., BSP CLO Management

LLC, Franklin BSP Capital Adviser

L.L.C., Franklin BSP Lending Adviser,

L.L.C., FRANKLIN BSP PRIVATE CREDIT FUND.

9 West 57th Street, 49th Floor, Suite 4920

New York, New York 10019

(212) 588-6770

File No. 812-14601

Investment Company Act of 1940

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) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

INTRODUCTION

The Applicants (as defined below) hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) to amend the prior order issued to Benefit Street Partners BDC, Inc., et. al. (Investment Company Act of 1940, Release No. 33068, May 1, 2018) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940 (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act (the “Prior Order”), authorizing certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4).1

The Regulated Funds,2 the Wholly-Owned Investment Subsidiaries, the Advisers and the Existing Affiliated Funds may be referred to herein as the “Applicants.”

Except as stated herein, defined terms used in this application (the “Application”) for an amended order have the meanings provided in the application for the Prior Order (the “Prior Application”).

The Prior Order permits one or more Regulated Funds and Affiliated Funds3 to participate in the same investment opportunities through a proposed co-investment program where such participation would otherwise be prohibited under Sections 17(d) and 57(a)(4) and the rules under the 1940 Act (the “Co-Investment Program”). All Applicants are eligible to rely on the Prior Order.

All entities as of the date of submission of this Application that currently intend to rely on the requested Order have been named as Applicants. Any other existing or future entity that relies on the order in the future will comply with the terms and conditions of this Application.

I.APPLICANTS

A.The BDCs and the Wholly-Owned Investment Subsidiaries

●	Franklin BSP Lending Corporation (“FBLC”);

●	Franklin BSP Capital Corporation (“FBCC” and, together with FBLC, the “BDCs”).

A description of the BDCs is included in Schedule A to this Application.

●	FBLC 57th Street Funding LLC is a Wholly-Owned Investment Subsidiary of FBLC;

●	FBCC Lending I, LLC, a Wholly-Owned Investment Subsidiary of FBCC.

1 Unless otherwise indicated, all section and rule references herein are to sections of, and rules under, the 1940 Act.

2 The term “Regulated Funds” means BSP BDC, FBLC, FBCC and any future closed-end management investment company that has elected to be regulated as a BDC (as defined below) or is registered under the 1940 Act, whose investment adviser is an Adviser and who intends to participate in the Co-Investment Program (as defined below).

3 The term “Affiliated Fund” means (i) the Existing Affiliated Funds and (ii) any Future Affiliated Fund. “Future Affiliated Fund” means an entity (i) whose investment adviser is an Adviser, (ii) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act and (iii) that intends to participate in the Co-Investment Program.

B.The Advisers

Benefit Street Partners L.L.C., the indirect parent of the investment advisers to the BDCs (“BSP”). The term “Adviser” means (a) BSP, (b) the “Controlled Advisers” set forth in Schedule B hereto, each of which is either registered as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”) or relying on the registration under the Advisers Act of BSP or a Controlled Adviser and is controlled by or under common control with BSP, and (c) any future investment adviser that controls, is controlled by or is under common control with BSP and is registered as an investment adviser under the Advisers Act or relying on the registration of a registered adviser which is an affiliate of BSP. A description of the Advisers is included in Schedule C to this Application.

C. Existing Affiliated Funds

The investment vehicles set forth in Schedule D hereto, each of which is an entity whose investment adviser is an Adviser (the “Existing Affiliated Funds”).

The Regulated Funds and the Affiliated Funds may be under common control. Any of the Affiliated Funds or Controlling Advisers would be deemed to be a person identified in Section 57(b) of the 1940 Act if it is an affiliated person of BSP within the meaning of Section 2(a)(3)(C), thus requiring exemptive relief for certain co-investments with the Regulated Funds.

II.APPLICANTS’ PROPOSAL

Applicants Seek to Update the Definition of “Follow-On Investment”

On April 8, 2020 the SEC announced that it would provide temporary, conditional exemptive relief (the “Temporary Relief”) for business development companies that would permit business development companies with effective co-investment orders to participate in Follow-On Investments with an Affiliated Fund that is not already invested in the issuer.4

In issuing the Temporary Relief, the Commission found that revising the definition of Follow-On Investments was “necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the [1940 Act].”5 The Temporary Relief would not permit Follow-On Investments by Regulated Funds that are not already invested in the issuer.

Applicants seek an amendment to the Prior Order in order to update the definition of “Follow-On Investments” to be consistent with the Temporary Relief and to read as follows:

“Follow-On Investments” mean: (i) with respect to a Regulated Fund, an additional investment in the same issuer in which the Regulated Fund is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Fund are currently invested; or (Y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Fund does not currently have an investment. An investment in an issuer includes, but is not limited to, the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

Applicants believe that this update will simply incorporate the terms of the Temporary Relief into the Prior Order and that the findings made by the Commission with respect to the Temporary Relief are equally applicable to the proposed Order and do not raise new policy concerns.

4 Order Under Sections 6(c), 17(d), 38(a), and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 Thereunder Granting Exemptions from Specified Provisions of the Investment Company Act and Certain Rules Thereunder, Rel. No. IC-33837 (Apr. 8, 2020).

5 Id. at 2.

The Applicants submit that the analysis in Section III, “Relief for Proposed Co-Investment Transactions,” of the Prior Application is equally applicable to this Application, which differs only from the Prior Application in so far as the definition of Follow-On Investments has been updated to be consistent with the Temporary Relief. Accordingly, that prior analysis is not restated herein.

The representations and conditions of the Prior Order, as stated in Section II.G of the Prior Application with the revision to the definition of Follow-On Investments, will remain in effect.6

III.REQUESTED RELIEF

Accordingly, the Applicants respectfully request that the Commission grant an Order amending the Prior Order. The Applicants are seeking to amend the definition of “Follow-On Investment” in the Prior Order in order that certain Affiliated Funds may participate in Follow-On Investments under the Order consistent with the terms of the Temporary Relief.

For the reasons stated herein, Applicants believe that:

●	With respect to the relief pursuant to Sections 17(d) and 57(i) and Rule 17d-1, the relief continues to be appropriate in the public interest and consistent with the protection of investors.

IV.REPRESENTATIONS AND CONDITIONS

Applicants agree that any Order of the Commission granting the requested relief will be subject to all of the representations and conditions in the Prior Order, except that the definition of Follow-On Investments has been revised as set forth in this Application.

V.PROCEDURAL MATTERS

A.Communications

Please address all communications concerning this Application and the Notice and Order to:

Richard J. Byrne

Benefit Street Partners L.L.C.

9 West 57th Street, Suite 4920

New York, New York 10019

(212) 588-6770

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Thomas J. Friedmann

Matthew J. Carter

Jonathan H. Gaines

Dechert LLP

One International Place, 40th Floor

100 Oliver Street

Boston, MA 02110-2605

(617) 728-7120

6 Any and all references to an Affiliated Fund needing to be invested in an issuer as a required precedent for a Follow-On Investment would be struck as a result of the Order.

B.Authorization

Pursuant to Rule 0-2(c) under the 1940 Act, Applicants hereby state that each of the BDCs, by resolution duly adopted by its respective Board (attached hereto as Exhibit A), has authorized its officers to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto under Section 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act, for an amendment to an order authorizing certain joint transactions that may otherwise be prohibited under Section 57(a)(4) of such Act. Each person executing the application on behalf of the Regulated Funds, BSP, the Affiliated Funds and Controlled Advisers says that he has duly executed the Application for and on behalf of the Regulated Funds, BSP, the Affiliated Funds or Controlled Advisers; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 14th day of June, 2022.

54TH STREET EQUITY HOLDINGS, INC.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Chief Financial Officer

FBLC FUNDING I, LLC

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Chief Financial Officer

BDCA-CB FUNDING, LLC

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Chief Financial Officer

Franklin BSP Lending Corporation

By:	/s/Nina K. Baryski
Name:	Nina K. Baryski
Title:	Chief Financial Officer

Franklin BSP Capital Corporation

By:	/s/Nina K. Baryski
Name:	Nina K. Baryski
Title:	Chief Financial Officer

FBLC 57th Street Funding LLC

By:	/s/Nina K. Baryski
Name:	Nina K. Baryski
Title:	Authorized Person

FBLC Senior Loan Fund LLC

By:	/s/Nina K. Baryski
Name:	Nina K. Baryski
Title:	Authorized Person

BDCA SLF Funding, LLC

By:	/s/Nina K. Baryski
Name:	Nina K. Baryski
Title:	Authorized Person

Benefit Street Partners Capital Opportunity Fund II L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Capital Opportunity Fund II SPV-1 LP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Capital Opportunity Fund L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Capital Opportunity Fund SPV LLC

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Dislocation Fund (Cayman) Master L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Dislocation Fund L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Senior Secured Opportunities (U) Master Fund (Non-US) L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Senior Secured Opportunities Fund L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Senior Secured Opportunities Master Fund (Non-US) L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Debt Fund IV (Non-US) SPV L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Debt Fund IV 2019 Leverage (Non-US) SPV L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Debt Fund IV 2019 Leverage SPV L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Debt Fund IV L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Debt Fund IV Master (Non-US) L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Debt Fund IV SPV L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners SMA LM LP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners SMA-C Co-Invest L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Coinvest SMA-H LLC

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Debt Fund V LP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Debt Fund V Master (Non-US) LP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners SMA-C II L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners SMA-C II SPV L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners SMA-C L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners SMA-C SPV L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners SMA-K L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners SMA-K SPV LP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners SMA-L L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners SMA-O L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners SMA-T L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Special Situations Fund II (Cayman) L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Special Situations Fund II L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Coinvest SMA-N L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Coinvest Vehicle 1 LP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Coinvest Vehicle 2 L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Coinvest Vehicle K LP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Levered Non-US Master SOF II (Senior Secured Opportunities) Fund L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Levered US SOF II (Senior Secured Opportunities) Fund L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Senior Secured Debt Fund (Non-US) SPV-1 LP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Senior Secured Debt Fund SPV-1 LP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP SMA-T 2020 SPV L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP SOF II Cayman SPV-21 LP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP SOF II SPV Cayman LP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP SOF II SPV LP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP SOF II SPV-21 LP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Special Situations Master A L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Special Situations Master B L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Unlevered Lux SOF II (Senior Secured Opportunities) Fund ScSP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Unlevered Non-US Master SOF II (Senior Secured Opportunities) Fund L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

FBCC Lending I, LLC

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Landmark Wall SMA L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Landmark Wall SMA SPV L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Providence Debt Fund III (Non-US) SPV L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Providence Debt Fund III L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Providence Debt Fund III Master (Non-US) L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Providence Debt Fund III SPV L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Credit Solutions Master Fund, L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Middle Market CLO 1, LLC

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners L.L.C.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP CLO Management LLC

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Franklin BSP Capital Adviser L.L.C.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Franklin BSP Lending Adviser, L.L.C.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

FRANKLIN BSP PRIVATE CREDIT FUND

By:	/s/Bryan Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

SCHEDULE A

The BDCs

FBLC. FBLC is a Maryland corporation that is an externally managed, non-diversified closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act.  FBLC was organized on May 5, 2010 and, on January 25, 2011, FBLC commenced its initial public offering on a “reasonable best efforts basis” of up to 150 million shares of common stock. On August 25, 2011, FBLC raised sufficient funds to break escrow on its initial public offering and commenced operations as of that date. FBLC has made an election to be treated as a RIC under Subchapter M of the Code, and intends to continue to make such election in the future. FBLC’s principal place of business is 9 West 57th Street, 49th Floor, New York, NY 10019.

FBLC’s Objectives and Strategies are to generate both current income and capital appreciation through debt and equity investments. FBLC invests primarily in senior secured loans, and to a lesser extent, mezzanine loans, unsecured loans and equity of predominantly private U.S. middle-market companies. FBLC defines middle market companies as those with annual revenues up to $1 billion, although it may invest in larger or smaller companies. FBLC also purchases interests in loans or corporate bonds through secondary market transactions. Senior secured loans generally are senior debt instruments that rank ahead of subordinated debt and equity in priority of payments and are generally secured by liens on the operating assets of a borrower which may include inventory, receivables, plant, property, and equipment. Mezzanine debt is subordinated to senior loans and is generally unsecured. FBLC may also invest in the equity and junior debt tranches of collateralized loan obligation investment vehicles (“Collateralized Securities”).

FBCC. FBCC is a Delaware corporation that is an externally managed, non-diversified closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. FBCC was organized on January 29, 2020 and, on December 18, 2020, initiated its initial closing of capital commitments to purchase shares of its common stock in private placements in reliance on exemptions from the registration requirements of the Securities Act of 1933. FBCC has made an election to be treated as a RIC under Subchapter M of the Code, and intends to continue to make such election in the future. FBCC’s principal place of business is 9 West 57th Street, 49th Floor, New York, NY 10019.

FBCC’s Objectives and Strategies are to generate both current income and capital appreciation through debt and equity investments. FBCC invests primarily in senior secured loans, and to a lesser extent, mezzanine loans, unsecured loans and equity of predominantly private U.S. middle-market companies. FBCC defines middle market companies as those with annual revenues up to $1 billion, although it may invest in larger or smaller companies. FBCC also purchases interests in loans or corporate bonds through secondary market transactions, which refers to acquisitions from secondary market participants rather than from the portfolio company directly. Senior secured loans generally are senior debt instruments that rank ahead of subordinated debt and equity in priority of payments and are generally secured by liens on the operating assets of a borrower which may include inventory, receivables, plant, property, and equipment. Mezzanine debt is subordinated to senior loans and is generally unsecured. Although FBCC has no policy governing the maturities of its investments, under current market conditions it expects that it will invest in a portfolio of debt generally having maturities of between five to ten years. The loans are often held for five years or less before any refinancing or disposition.

Each of the BDCs intends to achieve its respective investment objective by (1) sourcing of primarily private debt opportunities through Benefit Street Partners’ extensive proprietary networks and close relationships, (2) prioritization of non-competitive, “strategic capital” opportunities, including non-sponsored investments, (3) creative and flexible approach to providing capital, (4) optimization of investment level risk/return profile, (5) maintaining downside protection through risk management and diversification, and (6) ability to take advantage of opportunities Benefit Street Partners believes are mispriced.

The business and affairs of each of the BDCs are managed under the direction of its respective Board.

The Board of each of the BDCs consists of seven members, five of whom are not “interested persons” of the applicable BDC as defined in Section 2(a)(19) of the 1940 Act (“Non-Interested Directors”). The Board of each of the BDCs has delegated daily management and investment authority of such BDC to the relevant Controlled Adviser pursuant to the respective Investment Advisory Agreement.7 BSP provides the administrative services necessary for each of the BDCs to operate, such as furnishing each of the BDCs with office facilities and equipment and providing clerical, bookkeeping, recordkeeping and other administrative services at such facilities.

7 The term “Investment Advisory Agreement” means, as applicable, (i) the investment advisory agreement by and between Franklin BSP Lending Adviser, L.L.C. and FBLC, (ii) the investment advisory agreement by and between Franklin BSP Capital Adviser L.L.C. and FBCC, and (iii) any investment advisory agreement to be entered into by an Adviser and a Regulated Fund.

SCHEDULE C

The Advisers

Benefit Street Partners L.L.C., a Delaware limited liability company that is registered as an investment adviser under the Advisers Act, and pursuant to staffing agreement with Franklin BSP Lending Adviser, L.L.C. and Franklin BSP Capital Adviser, L.L.C. (each, a “Staffing Agreement”), Benefit Street Partners L.L.C. makes experienced investment professionals available to Franklin BSP Lending Adviser, L.L.C. and Franklin BSP Capital Adviser, L.L.C. and provides access to the senior investment personnel of Benefit Street Partners L.L.C. and its affiliates. The employees furnished by Benefit Street Partners L.L.C. under each Staffing Agreement render advice in their capacity as persons associated with the relevant adviser and subject, in that capacity, to the supervision of the relevant adviser (and not Benefit Street Partners L.L.C.). Services provided under each Staffing Agreement will not be exclusive, and it is free to furnish similar services to other entities.

Franklin BSP Lending Adviser, L.L.C., a Delaware limited liability company that is registered as an investment adviser under the Advisers Act, serves as the investment adviser to FBLC pursuant to the Investment Advisory Agreement. Subject to the overall supervision of FBLC’s Boards, Franklin BSP Lending Adviser, L.L.C. will manage the day-to-day operations of, and provide investment advisory and management services to FBLC.

Franklin BSP Capital Adviser L.L.C., a Delaware limited liability company that is registered as an investment adviser under the Advisers Act, serves as the investment adviser to FBCC pursuant to the Investment Advisory Agreement. Subject to the overall supervision of FBCC’s Boards, Franklin BSP Capital Adviser L.L.C. will manage the day-to-day operations of, and provide investment advisory and management services to FBCC.

BSP CLO Management LLC is a Delaware limited liability company that is registered as an investment adviser under the Advisers Act.

BSP or a Controlled Adviser currently serves as investment adviser to each of the Existing Affiliated Funds. The BDCs may seek to co-invest with the Affiliated Funds. As used in this Application, the term “investment adviser” refers to the entity that provides investment advisory services to the Existing Affiliated Funds notwithstanding that the relevant underlying documentation for an Existing Affiliated Fund may use different terminology, including “collateral manager.”

SCHEDULE D

Existing Affiliated Funds

Affiliated Funds

54th Street Equity Holdings, Inc.

FBLC Funding I, LLC

BDCA-CB Funding, LLC

FBLC 57th Street Funding LLC

FBLC Senior Loan Fund LLC

BDCA SLF Funding, LLC

Benefit Street Partners Capital Opportunity Fund II L.P.

Benefit Street Partners Capital Opportunity Fund II SPV-1 LP

Benefit Street Partners Capital Opportunity Fund L.P.

Benefit Street Partners Capital Opportunity Fund SPV LLC

Benefit Street Partners Dislocation Fund (Cayman) Master L.P.

Benefit Street Partners Dislocation Fund L.P.

Benefit Street Partners Senior Secured Opportunities (U) Master Fund (Non-US) L.P.

Benefit Street Partners Senior Secured Opportunities Fund L.P.

Benefit Street Partners Senior Secured Opportunities Master Fund (Non-US) L.P.

Benefit Street Partners Debt Fund IV (Non-US) SPV L.P.

Benefit Street Partners Debt Fund IV 2019 Leverage (Non-US) SPV L.P.

Benefit Street Partners Debt Fund IV 2019 Leverage SPV L.P.

Benefit Street Partners Debt Fund IV L.P.

Benefit Street Partners Debt Fund IV Master (Non-US) L.P.

Benefit Street Partners Debt Fund IV SPV L.P.

Benefit Street Partners SMA LM LP

Benefit Street Partners SMA-C Co-Invest L.P.

BSP Coinvest SMA-H LLC

BSP Debt Fund V LP

BSP Debt Fund V Master (Non-US) LP

Benefit Street Partners SMA-C II L.P.

Benefit Street Partners SMA-C II SPV L.P.

Benefit Street Partners SMA-C L.P.

Benefit Street Partners SMA-C SPV L.P.

Benefit Street Partners SMA-K L.P.

Benefit Street Partners SMA-K SPV LP

Benefit Street Partners SMA-L L.P.

Benefit Street Partners SMA-O L.P.

Benefit Street Partners SMA-T L.P.

Benefit Street Partners Special Situations Fund II (Cayman) L.P.

Benefit Street Partners Special Situations Fund II L.P.

BSP Coinvest SMA-N L.P.

BSP Coinvest Vehicle 1 LP

BSP Coinvest Vehicle 2 L.P.

BSP Coinvest Vehicle K LP

BSP Levered Non-US Master SOF II (Senior Secured Opportunities) Fund L.P.

BSP Levered US SOF II (Senior Secured Opportunities) Fund L.P.

BSP Senior Secured Debt Fund (Non-US) SPV-1 LP

BSP Senior Secured Debt Fund SPV-1 LP

BSP SMA-T 2020 SPV L.P.

BSP SOF II Cayman SPV-21 LP

BSP SOF II SPV Cayman LP

BSP SOF II SPV LP

BSP SOF II SPV-21 LP

BSP Special Situations Master A L.P.

BSP Special Situations Master B L.P.

BSP Unlevered Lux SOF II (Senior Secured Opportunities) Fund ScSP

BSP Unlevered Non-US Master SOF II (Senior Secured Opportunities) Fund L.P.

FBCC Lending I, LLC

Landmark Wall SMA L.P.

Landmark Wall SMA SPV L.P.

Providence Debt Fund III (Non-US) SPV L.P.

Providence Debt Fund III L.P.

Providence Debt Fund III Master (Non-US) L.P.

Providence Debt Fund III SPV L.P.

BSP Credit Solutions Master Fund, L.P.

BSP Middle Market CLO 1, LLC

VERIFICATION

The undersigned states that he has duly executed the foregoing Application, dated June 14, 2022, for and on behalf of 54th Street Equity Holdings, Inc., FBLC Funding I, LLC, BDCA-CB Funding, LLC, FBLC 57th Street Funding LLC, FBLC Senior Loan Fund LLC, BDCA SLF Funding, LLC, Benefit Street Partners Capital Opportunity Fund II L.P., Benefit Street Partners Capital Opportunity Fund II SPV-1 LP, Benefit Street Partners Capital Opportunity Fund L.P., Benefit Street Partners Capital Opportunity Fund SPV LLC, Benefit Street Partners Dislocation Fund (Cayman) Master L.P., Benefit Street Partners Dislocation Fund L.P., Benefit Street Partners Senior Secured Opportunities (U) Master Fund (Non-US) L.P., Benefit Street Partners Senior Secured Opportunities Fund L.P., Benefit Street Partners Senior Secured Opportunities Master Fund (Non-US) L.P., Benefit Street Partners Debt Fund IV (Non-US) SPV L.P., Benefit Street Partners Debt Fund IV 2019 Leverage (Non-US) SPV L.P., Benefit Street Partners Debt Fund IV 2019 Leverage SPV L.P., Benefit Street Partners Debt Fund IV L.P., Benefit Street Partners Debt Fund IV Master (Non-US) L.P., Benefit Street Partners Debt Fund IV SPV L.P., Benefit Street Partners SMA LM LP, Benefit Street Partners SMA-C Co-Invest L.P., BSP Coinvest SMA-H LLC, BSP Debt Fund V LP, BSP Debt Fund V Master (Non-US) LP, Benefit Street Partners SMA-C II L.P., Benefit Street Partners SMA-C II SPV L.P., Benefit Street Partners SMA-C L.P., Benefit Street Partners SMA-C SPV L.P., Benefit Street Partners SMA-K L.P., Benefit Street Partners SMA-K SPV LP, Benefit Street Partners SMA-L L.P., Benefit Street Partners SMA-O L.P., Benefit Street Partners SMA-T L.P., Benefit Street Partners Special Situations Fund II (Cayman) L.P., Benefit Street Partners Special Situations Fund II L.P., BSP Coinvest SMA-N L.P., BSP Coinvest Vehicle 1 LP, BSP Coinvest Vehicle 2 L.P., BSP Coinvest Vehicle K LP, BSP Levered Non-US Master SOF II (Senior Secured Opportunities) Fund L.P., BSP Levered US SOF II (Senior Secured Opportunities) Fund L.P., BSP Senior Secured Debt Fund (Non-US) SPV-1 LP, BSP Senior Secured Debt Fund SPV-1 LP, BSP SMA-T 2020 SPV L.P., BSP SOF II Cayman SPV-21 LP, BSP SOF II SPV Cayman LP, BSP SOF II SPV LP, BSP SOF II SPV-21 LP, BSP Special Situations Master A L.P., BSP Special Situations Master B L.P., BSP Unlevered Lux SOF II (Senior Secured Opportunities) Fund ScSP, BSP Unlevered Non-US Master SOF II (Senior Secured Opportunities) Fund L.P., FBCC Lending I, LLC, Landmark Wall SMA L.P., Landmark Wall SMA SPV L.P., Providence Debt Fund III (Non-US) SPV L.P., Providence Debt Fund III L.P., Providence Debt Fund III Master (Non-US) L.P., Providence Debt Fund III SPV L.P., BSP Credit Solutions Master Fund, L.P., BSP Middle Market CLO 1, LLC, Benefit Street Partners L.L.C., BSP CLO Management LLC, Franklin BSP Capital Adviser L.L.C., Franklin BSP Lending Adviser, L.L.C., Franklin BSP Private Credit Fund, Franklin BSP Lending Corporation, Franklin BSP Capital Corporation as the case may be, that he holds the office with such entity as indicated below and that all action by the directors, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

54TH STREET EQUITY HOLDINGS, INC.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Chief Financial Officer

FBLC FUNDING I, LLC

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Chief Financial Officer

BDCA-CB FUNDING, LLC

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Chief Financial Officer

Franklin BSP Lending Corporation

By:	/s/Nina K. Baryski
Name:	Nina K. Baryski
Title:	Chief Financial Officer

Franklin BSP Capital Corporation

By:	/s/Nina K. Baryski
Name:	Nina K. Baryski
Title:	Chief Financial Officer

FBLC 57th Street Funding LLC

By:	/s/Nina K. Baryski
Name:	Nina K. Baryski
Title:	Authorized Person

FBLC Senior Loan Fund LLC

By:	/s/Nina K. Baryski
Name:	Nina K. Baryski
Title:	Authorized Person

BDCA SLF Funding, LLC

By:	/s/Nina K. Baryski
Name:	Nina K. Baryski
Title:	Authorized Person

Benefit Street Partners Capital Opportunity Fund II L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Capital Opportunity Fund II SPV-1 LP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Capital Opportunity Fund L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Capital Opportunity Fund SPV LLC

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Dislocation Fund (Cayman) Master L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Dislocation Fund L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Senior Secured Opportunities (U) Master Fund (Non-US) L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Senior Secured Opportunities Fund L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Senior Secured Opportunities Master Fund (Non-US) L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Debt Fund IV (Non-US) SPV L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Debt Fund IV 2019 Leverage (Non-US) SPV L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Debt Fund IV 2019 Leverage SPV L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Debt Fund IV L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Debt Fund IV Master (Non-US) L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Debt Fund IV SPV L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners SMA LM LP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners SMA-C Co-Invest L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Coinvest SMA-H LLC

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Debt Fund V LP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Debt Fund V Master (Non-US) LP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners SMA-C II L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners SMA-C II SPV L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners SMA-C L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners SMA-C SPV L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners SMA-K L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners SMA-K SPV LP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners SMA-L L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners SMA-O L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners SMA-T L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Special Situations Fund II (Cayman) L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Special Situations Fund II L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Coinvest SMA-N L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Coinvest Vehicle 1 LP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Coinvest Vehicle 2 L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Coinvest Vehicle K LP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Levered Non-US Master SOF II (Senior Secured Opportunities) Fund L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Levered US SOF II (Senior Secured Opportunities) Fund L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Senior Secured Debt Fund (Non-US) SPV-1 LP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Senior Secured Debt Fund SPV-1 LP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP SMA-T 2020 SPV L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP SOF II Cayman SPV-21 LP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP SOF II SPV Cayman LP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP SOF II SPV LP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP SOF II SPV-21 LP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Special Situations Master A L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Special Situations Master B L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Unlevered Lux SOF II (Senior Secured Opportunities) Fund ScSP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Unlevered Non-US Master SOF II (Senior Secured Opportunities) Fund L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

FBCC Lending I, LLC

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Landmark Wall SMA L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Landmark Wall SMA SPV L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Providence Debt Fund III (Non-US) SPV L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Providence Debt Fund III L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Providence Debt Fund III Master (Non-US) L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Providence Debt Fund III SPV L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Credit Solutions Master Fund, L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Middle Market CLO 1, LLC

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners L.L.C.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP CLO Management LLC

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Franklin BSP Capital Adviser L.L.C.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Franklin BSP Lending Adviser, L.L.C.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

FRANKLIN BSP PRIVATE CREDIT FUND

By:	/s/Bryan Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

EXHIBIT A

Franklin BSP Lending Corporation

WHEREAS, the Board of Directors has reviewed the Company’s Co-Investment Exemptive Application (the “Exemptive Application”), a copy of which is attached hereto as Exhibit A, for an order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Sections 57(a)(4) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 57(a)(4) of the Act.

NOW, THEREFORE, BE IT RESOLVED, that the officers, shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form attached hereto as Exhibit A; and

FURTHER RESOLVED, that the officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any of the officers in order to effectuate the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that the officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.

(Adopted on December 21, 2016)

Franklin BSP Capital Corporation

RESOLVED, that the officers of FBCC be, and each of them hereby is, authorized in the name and on behalf of FBCC to submit and cause to be filed with the SEC an application for an amended order of exemptive relief, in substantially the form attached as Exhibit A, with such changes, modifications, or amendments thereto as the officer or officers executing the same (personally or by attorney) may approve as necessary or desirable, such approval to be conclusively evidenced by his, her or their execution thereof.

(Adopted on April 27, 2022)